January 26, 2006



Mr. Robert M. Wohleber
Chief Financial Officer
Kerr-McGee Corporation
Kerr-Mc-Gee Center
Oklahoma City, OK 73125


	Re:	Kerr-McGee Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
Response Letter Dated January 11, 2006
      File No. 001-16619


Dear Mr. Wohleber:

      We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 29. Costs Incurred in Crude Oil and Natural Gas Activities,
page
138

1. We have considered your response to prior comment six. Given the staff`s letter of February 2004 and since SFAS 69 has not been amended to take the presentation of asset retirement costs into account, we are unable to agree with your conclusion or presentation.
Therefore, please remove the asset retirement obligations line item, as previously requested.

Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. Robert M. Wohleber
Kerr-McGee Corporation
January 26, 2006
Page 1




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